UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

FRANCHISE HOLDINGS INTERNATIONAL, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

35180V109

(CUSIP Number)

Steven Rossi

c/o Truxmart Ltd.

8820 Jane Street

Vaughan, Ontario CANADA L4K 2M9

(888) 554-8789

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 22, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 000000000	13D	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) STEVEN ROSSI
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada
	7.	SOLE VOTING POWER 40,000,000
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 40,000,000
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,000,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES(see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 59.89%
14.	TYPE OF REPORTING PERSON (see instructions) IN

Page 3 of 5 Pages

ITEM 1. SECURITY AND ISSUER.

The title of the class of securities to which this filing relates is common stock, par value $.001 per share (the "Common Stock"), of Franchise Holdings International, Inc., a Florida corporation (the "Company"). The Company's principal executive office is now located at 8820 Jane Street, Vaughan, Ontario CANADA L4K 2M9.

ITEM 2. IDENTITY AND BACKGROUND.

This statement is being filed by Steven Rossi (the "Reporting Person") whose business address is 8820 Jane Street, Vaughan, Ontario CANADA L4K 2M9. The Reporting Person is the Chief Executive Officer, President and a Director of the Company at the address listed above.

During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

During the last five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

On December 16, 2014, the Company entered into a three party Definitive Share Exchange Agreement (the “Agreement”) to acquire all issued and outstanding shares of TruXmart Ltd. (“TruXmart”), an Ontario (Canada) corporation, 37,700,000 shares of the Company (the “the Company Shares”), then representing 92.9925914% of the outstanding shares of the Company (the “Share Exchange”), calculated post-issuance. The Agreement was with the Reporting Person, the sole shareholder of TruXmart and with TruXmart. Prior to the Share Exchange, the Reporting Person held all outstanding shares of TruXmart, consisting of 4,791 Class A common shares and TruXmart owned 2,300,000 common shares of the Company, representing an 80.961285% ownership stake in the Company. Pursuant to the Share Exchange, the Reporting Person acquired from TruXmart, its 2,300,000 the Company common shares and will acquire an additional 37,700,000 shares of the Company from the Company when available, in exchange for all 4,791 outstanding common shares of TruXmart. As a result of this Agreement, TruXmart is the wholly-owned subsidiary of the Company, with the Company holding all 4,791 outstanding shares of TruXmart common stock.

On May 22, 2015, the aforementioned 37,700,000 shares were issued to the Reporting Person. On June 30, 2015, an additional 20,558,866 shares were issued to certain consultants and/or subscribers of the Company at a discounted price of $.001 per share. As of the date hereof, there are 66,785,082 shares of common stock of the Company issued and outstanding.

Page 4 of 5 Pages

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

4,791 Class A common shares and TruXmart, pursuant to the Agreement described above.

ITEM 4. PURPOSE OF TRANSACTION.

The purpose of the transaction was to gain control of the Company as described above and to cause Truxmart to become a wholly-owned subsidiary of the Company, giving the Company an operating entity so that it may be removed from shell status. The Company, through its acquisition of Truxmart, shall now operate in the business of manufacturing and distributing a variety of light truck bed tonneau covers. Other than the 37,700,000 shares to be issued to the Reporting Company when available as per the Agreement described above, the Reporting Person does not have any plans to acquire additional shares of Common Stock at the present time, but may acquire additional shares in the future. While unlikely in the foreseeable future, the Reporting Person may determine, from time to time to sell or otherwise dispose of some or all of the then remaining shares of Common Stock owned by the Reporting Person, pursuant to the applicable securities laws. In making any such determination, the Reporting Person will consider its goals and objectives, other business opportunities available to it, as well as general stock market conditions.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a)	The Reporting person beneficially holds 2,300,000 shares of the Company, which is 41.35% of the current issued and outstanding shares.

(b)	The Reporting Person has sole power to vote and the sole power to dispose of the shares.

(c)	Other than as described above, the Reporting Person has engaged in no transaction during the past 60 days in any shares of the Company's common stock or securities of its subsidiaries.

(d)	None.

(e)	Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Except as set forth in this Schedule 13D, to the best knowledge of the Reporting Person, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the persons named in Item 2 and any person with respect to any securities of the Company, including but not limited to: transfer or voting of any of the securities of the Company or of its subsidiaries, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Company.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Not applicable

Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

STEVEN ROSSI

Date: July 2, 2015	/s/ Steven Rossi
Steven Rossi